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                    THE FLORSHEIM SHOE COMPANY                        EXHIBIT 11

          STATEMENT RE COMPUTATION OF NET EARNINGS PER COMMON SHARE


                                                                     Three Months    Three Months
                                                                         Ended           Ended
                                                                     April 1, 1995   March 30, 1996
                                                                     -------------   --------------

Weighted average common shares during the period                         8,346,051        8,346,051

Common shares issuable on exercise of stock options (1)                     69,206             -
                                                                         ---------        ---------

Weighted average common and common equivalent shares
outstanding                                                              8,415,257        8,346,051
                                                                         =========        =========


(1) Include common stock options, the exercise of which would result in dilution of net earnings per share. If the average common stock price was higher than the common stock option exercise price during the period, common stock options were considered as exercised and the proceeds assumed to be used to purchase common stock at the average common stock market price.

(2) Common stock options were not included since the exercise of which would have had an antidilutive effect on the net loss per share.